MARKO BOGOIEVSKI

Chief Financial Officer

17 May 2007

Mr Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington DC 20549

United States of America

Dear Mr Spirgel

Telecom Corporation of New Zealand Limited

Form 20-F for Fiscal Year Ended June 30, 2006

Filed September 25, 2006

File No. 1-10798

This letter responds to your letter dated 2 May 2007 relating to the comments of the staff of the Securities and Exchange Commission in connection with the abovementioned filing.

The responses to the staff’s comments are numbered to relate to the corresponding comments in your letter. Capitalised terms used and not otherwise defined herein have the respective meaning set forth in the filing.

Income Statements, page F-2

1.	Please refer to prior comment 1. We note that BC13 of IAS 1 states that “it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities…” Since your subtotal excludes depreciation and amortisation for property and equipment that is directly attributed to the generation of your revenues, please delete this subtotal. Also, we note that this subtotal was not presented in your income statements included in your Forms 20-F for fiscal years 2005, 2004 and 2003.

We appreciate your concern and would not want our financial statements to appear misleading. We will not present the subtotals “earnings/(loss) before interest, taxation, depreciation, amortisation and minority interests” and “earnings/(loss) before interest, taxation and minority interests” in future filings.

Note 1. Statement of Accounting Policies

Revenue Recognition, page F-7

2.	Please refer to prior comment 2. Tell us whether the handsets can be used on different operators’ networks. If not, it would appear that there is only one unit of accounting under IAS 18 and you should revise to recognise the handset revenues over the initial service contract period under paragraph 13 of IAS 18.

Telecom Corporation of New Zealand Limited

Telecom House • 68 Jervois Quay • PO Box 570 Wellington New Zealand

Telephone 64-4-498 9293 • Fax 64-4-471 1099 • Email markob@telecom.co.nz

Telecom’s handsets cannot be used on other operator’s networks. New Zealand has two mobile operators who operate on different mobile technologies.

We believe that your query is based on the sentence in paragraph 13 of IAS 18 that states that the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. The inference is that the sale of the handset would not make commercial sense without the contract period, therefore the recognition criteria should be applied to both transactions together.

When deciding upon the accounting policies to be applied under IFRS, Telecom considered that the transactions would make commercial sense if separated. Customers are able to purchase mobile phones from parties independent of Telecom. We interpreted this to imply that the transaction would make commercial sense on its own as otherwise a customer would not purchase the phone from anyone other than Telecom.

As we mentioned in our previous response, the New Zealand mobile market is different from other markets due to limited number of mobile operators. Telecom is able to sell handsets at a market price and customers chose to pay the retail price of a handset based on the standard of the technology that they are receiving. The retail price and the cost of the handset are linked and we believe that this makes the revenue attached to the handset a separate commercial transaction.

The exact revenue streams in question are difficult to quantify as Telecom does not currently track handset sales by contract length. $27 million was recognised as handset revenue for customer entering into post-paid contracts in the year ended 30 June 2006. This includes contracts that have no minimum fixed term.

Telecom does discount the price of mobile phones when contracted periods are entered into. To determine the accounting policy under IFRS, we considered Telecom’s accounting policy under US GAAP where the policy is to recognise the revenue net of any discount upon delivery to the customer. In determining this policy, Telecom referred to EITF 00-21 and interpreted that a sale of a handset and subsequent line rental should be treated as a bundled transaction. It is our understanding that when allocating revenue to the separate elements of a bundled transaction under EITF 00-21 the amount of revenue recognised is limited to the amount billed, as per example 1 of EITF 00-21 that uses the telecommunications industry as an example. By using EITF as a reference point we aligned our IFRS and US GAAP accounting policies as we did not believe there to be a difference in the fundamental approach of the two GAAPs.

3.	Please refer to prior comment 3. We are still considering your response.

Please let us know if we can provide any further information to assist you in considering our response to prior comment 3.

4.	We note your response to prior comment 4 with respect to your Wireless segment. Please tell us whether your connection fees impact the price that you charge for your monthly services. In this regard, tell us:

•	The amounts that you typically charge for connections and your average monthly service revenues for a mobile service customer.

•	Whether you charge the connection fee to all new customers, and describe the terms of your contracts with new customers in more detail.

•	Who establishes the connection fee and the level of involvement of your regulator with respect to your connection fees.

The response to prior comment 4 was in relation to our Wired segment (see next response). Telecom does not charge connection fees to mobile customers.

Tell us whether you recognise any connection fee revenue relating to your Wired segment. If so, please tell us how you account for such connection fees and your basis under IFRS.

The response to prior comment 4 was in relation to our Wired segment. Under IFRS, charges for connecting customers to the network and costs related to connecting the customer are recognised in revenue/expenses as received/incurred. As we note in our US GAAP reconciliation, Telecom’s costs of connection exceed the revenue it derives from connection therefore the accounting policy appears appropriate.

Telecom recognised approximately $77 million of connection fee revenue in the year ended 30 June 2006. The associated costs were approximately $95 million. The amount charged to customers varies depending on the service required and is not part of a regulated service.

In connection with responding to your comments, we acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	the company may not assert staff comments as a defence in any proceeding initiated by the Commission, or any person under the federal securities laws of the United States.

We trust that this letter is of assistance in your review of Telecom’s filing. If you have any questions, please contact me or Peter Garty, Group Financial Controller, on +64 4 498 9337.

Yours sincerely

Marko Bogoievski

Chief Financial Officer

Telecom Corporation of New Zealand Limited

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